DocGo Inc.
35 West 35th Street, Floor 6
New York, New York 10001

May 24, 2024

VIA EDGAR

Christie Wong
Michael Fay
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Re: DocGo Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 28, 2024
Form 8-K dated February 28, 2024
File No. 001-39618

Dear Ms. Wong and Mr. Fay:

On behalf of DocGo Inc. (the “Company,” “we,” or “our”), we are responding to the comment letter, dated April 30, 2024, we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the above-referenced filings with the SEC. To facilitate your review, we have reproduced the text of the Staff’s comments in italics below, followed by the Company’s response to each comment.

Form 10-K for the Fiscal Year Ended December 31, 2023

Consolidated Financial Statements
Accounts Receivable, page F-16

1.Please clarify for us your accounting and disclosure under ASC 326-20-50-10, 50-11 and 50-13. In this regard, both ASC 326-20-50-11 and 50-13 require disclosure by portfolio segment, which is “the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses.” We note your customers include large municipalities which might not share risk characteristics with other types of customers when measuring credit losses. Refer to ASC 326-20-15-2(a)(3) regarding the scope of the Subtopic and ASC 326-20-30-2 and 55-5 for further guidance. Also refer to ASC 606-10-32-14 and ASC 606-10-32-42 through 32-45 for changes in the transaction price that impact revenue but are not recorded as credit losses. Please provide us any revised disclosure for future filings.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it determined the allowance for credit loss balance by considering ASC 326 – Financial Instruments – Credit Losses (“ASC 326”). The Company adopted ASC 326, which requires accounts receivable to be carried at their carrying amount less an allowance for credit loss. The Company maintains an allowance for credit losses resulting from the potential inability of its customers to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. In accordance with ASC 326-20-30-2 and 55-5, in order to assess collectability, the Company reviews accounts receivable on a collective basis for customers that share similar risk characteristics and on an individual basis for those customers that do not share similar risk characteristics. In determining the amount of the allowance for credit losses, the Company considers historical collection history based on past due status, the current aging of receivables, customer-specific credit risk factors including their current financial condition, current market conditions, and probable future economic conditions.

Pursuant to ASC 326-20-50-11, the Company estimates its allowance for credit losses on its trade receivables based on a single portfolio segment, which comprises the Company's three segments: Mobile Health Services, Transportation Services, and Corporate. There are no accounts receivable within the
Corporate segment. The typical billing cycle for Mobile Health Services and Transportation Services is same day to five days with payments generally due within 30 days. For large municipal customers in the Mobile Health Services segment, invoices are generally produced on a monthly basis, in arrears, and are generally due within 30-60 days of when they are submitted to the customer. The Company believes that its municipal customers share similar risk characteristics to its other customers. The Company also notes that payment terms for its municipal customers are slightly longer than its other customers, which does not impact its credit risk determination. Although the aging of receivables from municipal customers tend to be older than the aging of receivables from the Company's other customers, the Company has historically collected on and expects to continue to collect on its outstanding receivables from its municipal customers.

Although it does not impact any previously disclosed results, in light of the Staff's comment, the Company will provide revised disclosure regarding accounts receivable in future periodic filings beginning with the Company's Quarterly Report Form 10-Q for the quarterly period ending June 30, 2024. For the Staff's reference, set forth below is an illustrative example of how such revised disclosure would have appeared in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (added language as underlined and deleted language as strikethrough):

Accounts Receivable

The Company contracts with hospitals, healthcare facilities, businesses, state and local government entities, and insurance providers to provide Mobile Health Services and to transport patients at specified rates. These rates are either on a per procedure or per transport basis, or on an hourly or daily basis. Accounts receivable consist of billings for healthcare and transportation services provided to patients. Billings typically are either paid or settled on the patient’s behalf by health insurance providers, managed care organizations, treatment facilities, government sponsored programs or businesses or patients directly. ~~Accounts receivable are net of insurance provider contractual allowances, which are estimated at the time of billing based on contractual terms or other arrangements. Accounts receivable are periodically evaluated for collectability based on past credit history with payors and their current financial condition. Changes in the estimated collectability of accounts receivable are recorded in the results of operations for the period in which the estimate is revised. Accounts receivable deemed uncollectible are offset against the allowance for uncollectible accounts.~~  The Company generally does not require collateral for accounts receivable.

Accounts receivable are net of insurance provider contractual allowances, which are estimated at the time of billing based on contractual terms or other arrangements. The Company maintains an allowance for credit losses for accounts receivable, net which is recorded as an offset to accounts receivable, net and changes in this allowance are recorded within general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. The carrying amount of accounts receivable represents the maximum credit risk exposure of these assets. On a quarterly basis, in accordance with FASB ASC 326, Measurement of Credit Losses on Financial Instruments (“ASC 326”), the Company evaluates the collectability of outstanding accounts receivable balances to determine an allowance for credit loss that reflects its best estimate of the lifetime expected credit losses. Individual uncollectible accounts are written off against the allowance when collection of the individual account does not appear probable.

Under the current expected credit loss impairment model, the Company develops and documents its allowance for credit losses on its trade receivables based on a single portfolio segment. The Company assesses collectability by aggregating and reviewing accounts receivable on a collective basis for customers that share similar risk characteristics. Additionally, when accounts receivable do not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual specific identification basis when the Company identifies specific customers with known disputes or collectability issues. Due to the short-term nature of the Company’s accounts receivables, the estimate of expected credit loss is based on the aging of accounts using an aging schedule as of period ends. In determining the amount of the allowance for credit losses, the Company considers historical collection history based on past due status, the current aging of receivables, customer-specific credit risk factors including their current financial condition, current market conditions, and probable future economic conditions which inform adjustments to historical loss patterns.

As of January 1, 2023, the Company held a beginning balance in its allowance for credit losses on accounts receivable of $7,818,702. The Company recognized an additional provision for credit losses of $3,494,275 and write offs of $5,036,523 during the year. The Company’s balance in its allowance for credit losses amounted to $6,276,454 as of December 31, 2023.

Revenue Recognition, page F-18

2.We note that revenues are recorded net of estimated contractual allowances for claims subject to contracts with responsible paying entities and that you estimate contractual allowances at the time of billing based on contractual terms, historical collections or other arrangements. Please clarify which arrangements contain variable consideration and whether the estimate of variable consideration is typically constrained, as set forth in ASC 606-10-50-12(b). In addition, ASC 606-10-50-1(b) sets forth that an entity shall disclose qualitative and quantitative information about the significant judgments, and changes in the judgments, made in applying the guidance in ASC 606, to enable users of financial statements to understand, in part, the amount and uncertainty of revenue and cash flows arising from contracts with customers. ASC 606-10-50-17(b) sets forth, in part, that an entity shall disclose and explain the judgments that significantly affect the determination of the amount of revenue and ASC 606-10-50-20 sets forth, in part, that an entity shall disclose information about the methods, inputs, and assumptions in determining the transaction price. Your disclosure does not appear to fully address the disclosure requirements as it appears to not include fact-specific details. Please revise your disclosure in future filings to address the referenced disclosure requirements. Please provide us any revised disclosure that you will include in future filings.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s arrangements that contain variable consideration include transportation services arrangements with billings to third party payors and healthcare facilities. The estimate of variable consideration is typically not constrained as set forth in ASC 606-10-50-12(b).

Although it does not impact any previously disclosed results, in light of the Staff's comment, the Company will provide the following revised disclosure that will include additional quantitative and qualitative information as required by ASC 606-10-50-1(b) in future periodic filings beginning with the Company's Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2024. For the Staff's reference, set forth below is an illustrative example of how such revised disclosure would have appeared in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (added language as underlined and deleted language as strikethrough):

Revenue Recognition

On January 1, 2019, the Company adopted ASC 606, Revenue from Contracts with
Customers (“ASC 606”).

To determine revenue recognition for contractual arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (1) identify each contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when (or as) the relevant performance obligation is satisfied. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services the Company provides to the customer.

The Company generates revenues from the provision of (1) Mobile Health Services and (2) Transportation Services. Since the customer simultaneously receives and consumes the benefits provided by the Company as the performance obligations are fulfilled, the Company satisfies performance obligations immediately. The Company has utilized the “right to invoice” expedient, which allows an entity to recognize revenue in the amount of consideration to which the entity has the right to invoice when the amount that the Company has the right to invoice corresponds directly to the value transferred to the customer. ~~Revenues are recorded net of an estimated contractual allowances for claims subject to contracts with responsible paying entities. The Company estimates contractual allowances at the time of billing based on contractual terms, historical collections or other arrangements. All transaction prices are fixed and determinable, which includes a fixed base rate, fixed mileage rate and an evaluation of historical collections by each payor.~~

The transaction price associated with the Company’s contracts with customers is generally determined based on fixed and determinable amounts of consideration as specified in a contract, which includes a fixed base rate and fixed mileage rate. For transportation services arrangements with billings to third party payors and healthcare facilities, this may also include variable consideration in instances where it is considered probable that a significant reversal of cumulative revenue recognized will not occur. For these services, revenues are recorded net of estimated contractual allowances for claims subject to contracts with responsible paying entities. The Company estimates contractual allowance at the time of billing based on contractual terms, historical collections or other arrangements. The Company also estimates the amount unbilled at month end and recognizes such amounts as revenue, based on available data and customer history. The Company utilizes the expected value method when estimating its variable consideration. The assumptions utilized in estimating variable consideration include the Company’s previous experience with similar contracts and history of collection rates on prior trips that have been performed. The Company reevaluates its variable consideration at each reporting period.

Nature of Our Services

Revenue is primarily derived from:

i.Mobile Health Services: These services include a wide variety of healthcare services performed at homes, offices and other locations and event services such as on-site healthcare support at sporting events and concerts. This segment also provides total care management solutions to large, typically underserved population groups, primarily through arrangements with municipalities, which include healthcare services as well as ancillary services, such as shelter.

ii.Transportation Services: These services encompass both emergency response and non-emergency transport services. Non-emergency transport services include ambulance transports and wheelchair transports. Net revenue from Transportation Services is derived from the transportation of patients based on billings to third party payors and healthcare facilities.

For Mobile Health Services, the performance of the services and any related support activities in the majority of the Company’s contracts are a single performance obligation under ASC 606. Mobile Health Services are typically billed based on a fixed rate (i.e., time and materials separately or combined) fee structure taking into consideration staff and materials utilized. The Company concluded that Transportation Services and any related support activities are a single performance obligation under ASC 606. ~~The transaction price is determined by the fixed rate usage-based fees or fixed fees which are agreed upon in the Company’s executed contracts.~~

As the performance associated with such services is known and quantifiable at the end of a period in which the services occurred (i.e., monthly or quarterly), revenues are typically recognized in the respective period performed. The typical billing cycle for Mobile Health Services and
Transportation Services is same day to five days with payments generally due within 30 days. For large municipal customers in the Mobile Health Services segment, invoices are generally produced on a monthly basis, in arrears, and are generally due within 30-60 days of when they are submitted to the customer. ~~For Transportation Services, the Company estimates the amount unbilled at month end and recognizes such amounts as revenue, based on available data and customer history.~~ The majority of the Company’s Mobile Health Services and Transportation Services each represent a single performance obligation. Therefore, allocation is not necessary as the transaction price (fees) for the services provided is standard and explicitly stated in the contractual fee schedule and/or invoice. For contracts with multiple distinct performance obligations, the Company allocates the transaction price based on their agreed-upon price to the individually identified performance obligations in the contract. The Company monitors and evaluates all contracts on a case-by-case basis to determine if multiple performance obligations are present in a contractual arrangement.

For Mobile Health Services, the customer also generally simultaneously receives and consumes the benefits provided by the Company as the performance obligations are fulfilled. Therefore, the Company satisfies performance obligations at the same time. For certain Mobile Health Services that have a fixed fee arrangement and are provided over time, revenue is recognized over time as the services are provided to the customer. For Transportation Services, since the customer simultaneously receives and consumes the benefits provided by the Company as the performance obligations are fulfilled, the Company satisfies performance obligations at the same time. For Transportation Services, where the customer pays fixed rate usage-based fees, the actual usage in the period represents the best measure of progress.

3.We note you disaggregate revenue into the United States and United Kingdom geographic markets, as well as into the Mobile Health Services and Transportation Services major segments / services lines. Please provide us your evaluation of ASC 606-10-50-5 and 55-89 through 55-91. In this regard, for example, we note references in your filing to municipal customers and references in an investor presentation to contract terms that tend to be one year with auto renew feature for municipal contracts, 2-3 years for state programs and 3+ years for federal contracts. We also note in the investor presentation disaggregation of revenues for government, hospitals, payers and events. On page 25 you set forth that “DocGo ultimately bills a number of different payors, including private insurance, Medicare and Medicaid, the healthcare provider or facility and self-pay patients.” On page F-19 we note your reference to ancillary services, such as shelter. In light of these possibly different types of categories and the examples in ASC 606-10-55- 91, please explain to us how you evaluated your facts and circumstances when selecting the type of category (or categories) to use to disaggregate revenue.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company disaggregates revenue into the United States and United Kingdom geographic markets as well as into the Mobile Health Services and Transportation Services major operating segments lines, as this best reflects how the Company views and manages its business.

Regarding the disaggregation of revenue into the United States and United Kingdom, the Company provides this entity-wide disclosure about the geographic areas in which the Company generates its revenues in accordance with ASC 280-10-50-41.

The Company generates revenues from two types of services: Mobile Health Services, which include a wide variety of healthcare services performed at homes, offices and other locations and event services such as on-site healthcare support at sporting events and concerts; and Transportation Services, which encompass both emergency response and non-emergency transport services. The nature of services provided best summarizes the different types of operating modules of the Company as a whole. We choose to break down and disclose our operating segments by the nature of the services instead of other dimensions, including but not limited to payors, locations and the certainty level of revenue and cash flows. This break down is consistent with how the Company’s chief operating decision makers regularly review financial information for purposes of making resource allocation decisions and assessing financial performance.

Different payors, including private insurance, Medicare and Medicaid, the healthcare provider or facility and self-pay patients, do not change the nature of the services the Company provides. Despite the fact that different payors typically have different billing, coding, documentation and other compliance requirements, the nature of the services the Company provides to customers of the Mobile Health Services operating segment, on the one hand, or Transportation Services operating segment, on the other hand, stays the same.

Ancillary services include supplemental or diagnostic services provided in support of, or in addition to, care delivered by a primary clinician, which falls within the nature of the Company’s Mobile Health Services operating segment. The location of such services provided does not alter the nature of the business.

The Company updates the disclosure in its publicly available investor presentation to the extent any version is made available to investors. Additional details that have been provided in past versions and that may be provided in future versions are supplemental information and do not necessarily reflect how the Company views and manages its business.

The Company believes that its disclosure on how it disaggregates revenue meets the requirements of ASC 606-10-50-5 and 55-89 through 55-91.

Form 8-K dated February 28, 2024

Ex-99.1

4.We note you present gross margin in your earning release and that it excludes depreciation and amortization. Since the measure excludes depreciation and amortization, it appears to be a non-GAAP measure. In future filings, please revise the description of your measure to adjusted gross margin and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment, and in response, the Company, in future filings, will revise its description of the referenced measure to "adjusted gross margin" and will provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including GAAP gross margin. The Company will ensure that GAAP gross margin is given equal or greater prominence over adjusted gross margin in our earnings releases and any filings that are subject to Item 10(e) of Regulation S-K.

For the Staff's reference, set forth below is an illustrative example of how the Company proposes to revise its disclosure using our most recent earnings release:

•GAAP gross margin was 32.9% for the first quarter of 2024, compared to 24.9% for the first quarter of 2023.
•Adjusted gross margin1 was 35.0% for the first quarter of 2024, compared to 28.1% for the first quarter of 2023.

1 Adjusted gross margin is a non-GAAP financial measure. See “Non-GAAP Financial Measures” below for additional information on this non-GAAP financial measure and a reconciliation to the most comparable GAAP measure.

In addition, the Company will add the disclosure below in future filings to the section describing the Company’s use of non-GAAP measures:

Adjusted gross profit and adjusted gross margin are considered non-GAAP financial measures under the Securities and Exchange Commission’s (“SEC”) rules because they exclude certain amounts included in gross profit and gross margin calculated in accordance with GAAP. Adjusted gross profit is total revenue minus cost of revenue, excluding depreciation and amortization (which are shown separately), and adjusted gross margin is adjusted gross profit as a percentage of total revenue.

The Company’s management believes that adjusted gross margin is useful in evaluating DocGo’s operating performance, as the calculation of this measure excludes the impact of non-cash depreciation and amortization charges. The Company’s management believes that by using adjusted gross margin in conjunction with GAAP gross margin, investors will get a more complete view of what management considers to be the Company’s core operating performance and allow for comparison of this measure when compared to those of prior periods.

The Company will also include a reconciliation table, showing both GAAP gross margin and adjusted gross margin. A sample table, using the first quarter results, is shown below:

	Q1
	2024	2023
Revenue	$192,087,529	$113,002,703
Cost of revenue (exclusive of depreciation and amortization, which are shown separately below)	(124,808,914)	(81,226,498)
Depreciation and amortization	(4,182,781)	(3,649,329)
GAAP gross profit	63,095,834	28,126,876

Depreciation and amortization	4,182,781	3,649,329
Adjusted gross profit	67,278,615	31,776,205

GAAP gross margin	32.8%	24.9%
Adjusted gross margin	35.0%	28.1%

* * *
Should you have any further questions on the above, please do not hesitate to contact me at (201)- 240-0171 or by email at nrosenberg@docgo.com.

Sincerely,

/s/ Norman Rosenberg
Norman Rosenberg
Chief Financial Officer

Via email:

cc: Lee Bienstock, Chief Executive Officer
Ely D. Tendler, General Counsel and Secretary